Stradley Ronon Stevens & Young, LLP 100 Park Avenue, Suite 2000 New York, NY 10017 Telephone 212.812.4124 Fax 646.682.7180 www.stradley.com

November 26, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Samantha A. Brutlag

Re:	Northern Funds (“NF”) and Northern Institutional Funds (“NIF”) (each a “Trust,” and together the “Trusts”)

File Nos. 33-73404, 811-08236 for NF; 2-80543, 811-03605 for NIF

Dear Ms. Brutlag,

On behalf of the above-referenced Trusts, the following are responses to the Staff’s comments provided on November 18, 2021, with regard to Post-Effective Amendment No. 164/Amendment No. 166 for NF (the “NF Amendment”) and Post-Effective Amendment No. 102/Amendment No. 127 for NIF (the “NIF Amendment”), each of which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on October 6, 2021. The NF Amendment was filed to register Siebert Williams Shank (“SWS”) Shares of the Ultra-Short Fixed Income Fund, a series of NF. The NIF Amendment was filed to register SWS Shares of the Treasury Portfolio, a series of NIF.

1.    Comment. Please apply any comments on the NF Amendment to the NIF Amendment, as applicable.

Response. NIF agrees to apply such applicable comments to the NIF Amendment, as noted below.

2.	Comment. Please provide ticker symbols for SWS Shares of each Fund.

Response. The ticker symbol for SWS Shares of the Ultra-Short Fixed Income Fund is SWSFX. The ticker symbol for SWS Shares of the Treasury Portfolio is SWSTX.

NF Amendment

3.    Comment. In reference to footnote 3 of the Fees and Expenses Table for the Ultra-Short Fixed Income Fund, please confirm that Northern Trust Investments, Inc. (the “Adviser”) does not have the ability to recoup fees waived or expenses reimbursed under the expense reimbursement agreement. If the Adviser does have such ability, please add disclosure explaining that the Adviser may recoup fees waived or expenses reimbursed. Additionally, please confirm the term of the expense reimbursement agreement extends for at least one year from the effective date of the registration statement.

Response. The NF Trust confirms the Adviser does not have the ability to recoup fees waived or expenses reimbursed under the expense reimbursement agreement at any time in the future for prior fiscal years. The NF Trust further confirms that the term of the expense reimbursement agreement extends for at least one year from the effective date of the registration statement.

4.    Comment. Municipal investments risk is included in the Ultra-Short Fixed Income Fund’s principal risks but is not disclosed as a principal investment strategy. Please confirm whether investments in municipal securities is a principal investment strategy of the Fund. If so, please add corresponding strategy disclosure.

Response. The NF Trust notes that obligations of U.S. state and local governments are included in the Ultra-Short Fixed-Income Fund’s principal investment strategies. As such, the NF Trust believes its current disclosure is appropriate and additional disclosure changes are not necessary in response to this comment.

5.    Comment. The following disclosure appears above the performance information in the prospectus for the Fund: “Siebert Williams Shank Shares would have substantially similar annual returns because the Shares Class is invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.” Please confirm whether the expenses for the Fund’s SWS Shares are estimated to be higher than the Fund’s Shares Class. If so, please include disclosure that the annual returns for SWS Shares would be lower as a result.

Response. The estimated total annual fund operating expenses after expense reimbursement are expected to be the same for both SWS Shares and Shares Class of the Ultra-Short Fixed Income Fund. As such, the NF Trust believes additional disclosure is not necessary.

6.    Comment. Please update the Ultra-Short Fixed Income Fund’s LIBOR Transition risk to disclose the potential impact of such transition on volatility and value of investments that are linked to LIBOR.

Response. We have updated the Ultra Short-Fixed Income Fund’s LIBOR Risk disclosure as shown below.

Libor Transition. The Fund’s investments, payment obligations and financing terms may be based on floating rates, such as London Interbank Offered Rate (“LIBOR”). On July 27, 2017, the Chief Executive of the UK Financial Conduct Authority (“FCA”), which regulates LIBOR, announced a desire to phase out the use of LIBOR by the end of 2021. Although many LIBOR rates will be phased out at the end of 2021 as originally intended, a selection of widely used USD LIBOR rates will continue to be published until June 2023 in order to assist with the transition. There remains uncertainty regarding the effect of the LIBOR transition process and therefore any impact of a transition away from LIBOR on the instruments in which the Fund invests cannot yet be determined. There is no assurance that the composition or characteristics of any alternative reference rate will be similar to or produce the same value or economic equivalence as LIBOR or that instruments using an alternative rate will have the same volume or liquidity. This announcement and any additional regulatory or market changes that occur as a result of the transition away from LIBOR and the adoption of alternative reference rates may have an adverse impact on the value of the Fund’s investments, performance or financial condition, and might lead to increased volatility and illiquidity in markets that currently rely on LIBOR to determine interest rates.

NIF Amendment

7.    Comment. In reference to footnote 2 of the Fees and Expenses Table for Treasury Portfolio, please confirm that the Adviser does not have the ability to recoup fees waived or expenses reimbursed under the expense reimbursement agreement. If the Adviser does have such ability, please add disclosure explaining that the Adviser may recoup fees waived or expenses reimbursed. Additionally, please confirm the term of the expense reimbursement agreement extends for at least one year from the effective date of the registration statement.

Response. The NIF Trust confirms the Adviser does not have the ability to recoup fees waived or expenses reimbursed under the expense reimbursement agreement at any time in the future for prior fiscal years. The NIF Trust further confirms that the term of the expense reimbursement agreement extends for at least one year from the effective date of the registration statement.

8.    Comment. The following disclosure appears above the performance information in the prospectus for the Fund: “Siebert Williams Shank Shares would have substantially similar annual returns because the Shares Class is invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.” Please confirm whether the expenses for the Fund’s SWS Shares are estimated to be higher than the Fund’s Shares Class. If so, please include disclosure that the annual returns for SWS Shares would be lower as a result.

Response. The estimated total annual fund operating expenses after expense reimbursement are expected to be the same for both SWS Shares and Shares Class of the Treasury Portfolio. As such, the NIF Trust believes additional disclosure is not necessary.

9.    Comment. Please update the Treasury Portfolio’s LIBOR Transition risk disclosure to reflect recent announcements and developments.

Response. The Treasury Portfolio’s LIBOR Transition risk will be replaced with the LIBOR Transition risk as reflected in response to Comment 6 to the NF Amendment.

Please do not hesitate to contact me at (212) 404-0654 if you have any questions or wish to discuss the responses presented above.

Very truly yours,

/s/ Jamie M. Gershkow
Jamie M. Gershkow

Cc:	Jose Del Real

Kevin O’Rourke

Michael D. Mabry

Joel D. Corriero

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